PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67321

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tandem Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristopher Miller	785-266-8333	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Miller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tandem Securities, Inc _____, as of December 31, _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOTARY PUBLIC - State of Kansas
NIKITA SALINAS
My Appt. Expires 2-24-2026

Signature: _____

Title: _____
President

Nikita M Salinas
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2021
and Report of Independent Registered Public Accounting Firm



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Tandem Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tandem Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tandem Securities, Inc.'s management. Our responsibility is to express an opinion on Tandem Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tandem Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Tandem Securities, Inc.'s auditor since 2016.

Maitland, Florida

April 12, 2022

Tandem Securities, Inc.

Statement of Financial Position
December 31, 2021

Assets

Cash	$	29,646
Accounts receivable		21,406
CRD account		73
Prepaid expenses		10,252
Property and equipment, net of accumulated depreciation of $24,237		1,481
Total assets	**$**	**62,858**

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	10,782
Commissions payable		17,709
Total liabilities		28,491

Stockholder's equity:

Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding	$	15,000
Additional paid-in capital		101,140
Retained earnings (deficit)		(81,773)
Total stockholder's equity		34,367
Total liabilities and stockholder's equity	**$**	**62,858**

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2021

Note 1 - Summary of Significant Accounting Policies

<u>Organization</u>

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021.

<u>Commissions Receivable</u>

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Property and Equipment</u>

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred: When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2021

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment are summarized by major classifications as follows:

	December 31, 2021
Equipment	$ 18,184
Website	7,534
	25,718
Less accumulated depreciation	(24,237)
Net property and equipment	$ 1,481

No depreciation expense was recorded in 2021.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is generally not subject to income tax examinations for tax years before 2018.

Subsequent Events

The Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render the financial statements to be misleading.

Note 2 – Revenue from Contracts with Customers

Revenue from Contracts with customers includes commissions from the sale of mutual funds and variable annuities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2021

Note 2 – Revenue from Contracts with Customers (continued)

The Company may receive commissions that are paid by the fund or variable annuity up front, over time, upon the investor's exit from the fund or variable annuity (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Fixed commission amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, the uncertainty is dependent on the value of the shares at future points in time and may be dependent on the length of time the investor remains in the fund or variable annuity, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund or variable annuity and the investor activities are known, which are usually monthly or quarterly. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $20,171 which was $15,171 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

The Company's portion of shared payroll and benefits expenses was 50% for the President (and Shareholder) and his assistant for the year ended December 31, 2021. In addition, the Company's portion of shared payroll and benefits expenses for two shared employees was 100% for the year ended December 31, 2021. These percentages are an estimate of time these employees spent on Company operations.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2021

Note 4 – Related Party Transactions (continued)

The total amounts incurred by the Company to T&M during 2021 were $35,680 related to payroll and benefits, and $3,427 for postage and photocopying. The amount due to T&M Financial at December 31, 2021 was $10,782, and is reported in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Amounts incurred to the President of the Company and family members of the President of the Company in commissions during 2021 was $524,965. The amount due to the President of the Company and family members of the President of the Company at December 31, 2021 was $9,038 in commissions payable.

Note 5 – Lease Commitments

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2021 was $8,400.

Note 6 – Concentrations

Commission income generated through one carrier constituted approximately 87% of total revenues.

Note 7 – Commitments and Contingencies

The Company has no other commitments and contingencies except as noted above in Note 5.